Exhibit 12.1

VISA INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended June 30,	For the Years Ended September 30,
	2015(1)	2014(2)	2013	2012(2)	2011	2010
	(in millions, except for ratios)
Earnings:
Income before income taxes including non-controlling interest	$6,712	$7,724	$7,257	$2,207	$5,656	$4,638
Fixed charges	3	8	4	(29)	32	72
Other adjustments	3	1	4	7	4	8

Total earnings	$6,718	$7,733	$7,265	$2,185	$5,692	$4,718

Fixed charges:
Interest expense(3)	$3	$8	$4	$(29)	$32	$72

Total fixed charges	$3	$8	$4	$(29)	$32	$72

Ratio of earnings to fixed charges(4)	2,508.7	926.6	1,880.7	(75.9)	175.5	65.5

(1)	During the nine months ended June 30, 2015, we recorded an increase of $110 million in the fair value of the Visa Europe put option, resulting in the recognition of non-cash, non-operating expense. See Note 3—Fair Value Measurements and Investments included in our Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed on July 23, 2015.
(2)	During fiscal 2014 and 2012, we recorded litigation provisions of $450 million and $4.1 billion, respectively, and related tax benefits, associated with the interchange multidistrict litigation, which is covered by the retrospective responsibility plan. See Note 3—Retrospective Responsibility Plan and Note 20—Legal Matters to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2014, incorporated by reference in this registration statement.
(3)	Interest expense primarily consists of accretion on litigation matters, interest expense related to uncertain tax positions and interest expense on outstanding debt. Interest expense related to uncertain tax positions for the nine months ended June 30, 2015 and the years ended September 30, 2014, 2013, 2012, 2011 and 2010, was $(4) million, $10 million, $9 million, $(45) million, $7 million and $37 million, respectively. During fiscal 2012, we reversed all previously recorded tax reserves and accrued interest associated with uncertainties related to the deductibility of covered litigation expense recorded in fiscal 2007 through fiscal 2011. See Overview in Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended September 30, 2014, incorporated by reference in this registration statement.
(4)	Figures in the table may not recalculate exactly due to rounding. Earnings to fixed charges ratios are calculated based on unrounded numbers.